AMERICAS GOLD AND SILVER CORPORATION ANNOUNCES ELECTION OF DIRECTORS AND ANNUAL
MEETING VOTING RESULTS

TORONTO, ONTARIO - June 23, 2026 - Americas Gold and Silver Corporation (the "Company") (TSX:USA; NYSE American: USAS) is pleased to announce that the nominees listed in the management proxy Circular dated May 14, 2026 (the "Circular") for the Company's annual meeting of Shareholders held June 23, 2026 (the "Meeting") were each elected by a significant majority as directors of the Company at the Meeting.

At the Meeting, the ordinary resolution as set out in the Circular, was passed to reappoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration.

About Americas Gold and Silver Corporation

Americas Gold & Silver is a rapidly growing North American mining company producing silver, copper, and antimony from high-grade operations in the U.S. & Mexico. In Dec. 2024, Americas acquired 100% ownership of the Galena Complex (Idaho) in a transaction with Eric Sprott, former 40% Galena owner, in exchange becoming Americas' largest shareholder at ~14%. This unitized Galena as a cornerstone U.S. silver asset and the nation's largest antimony mine. In Dec. 2025, Americas acquired the fully permitted, past-producing Crescent Silver Mine (9 mi from Galena), creating significant potential future synergies through shared infrastructure & processing. Americas also owns & operates the Cosalá Ops. in Mexico. Americas is fully funded to aggressively grow production at the Galena Complex, Crescent and in Mexico with an aim to be a leading North American silver producer and a key source of U.S.-produced antimony.

For more information:

Miranda Powell

Manager, Communications

M:  +1-775-771-8832

E:  ir@americas-gold.com